Exhibit 99.1

VivoPower Fully Retires US$28.8 Million Shareholder Debt Principal, Strengthening Balance Sheet Ahead of Nordic AI Infrastructure Buildout

Transaction removes a long-standing balance sheet overhang, reduces interest burden and simplifies capital structure

US$16.5 million retired through founder-led participation in recently closed US$50 million PIPE 2, with balance of US$12.3 million repaid concurrently from cash balances

Balance sheet strengthening ahead of continued AI data center platform buildout

LONDON, UK / OSLO, NORWAY – 3 August 2026 – VivoPower PLC (Nasdaq: VIVO) (“VivoPower” or the “Company”), a leading B Corp-certified global developer and owner of powered land and data center infrastructure for AI compute applications, today announced the complete retirement of US$28.8 million of shareholder debt principal previously owed to its founding shareholder, AWN Holdings Limited (“AWN”), an entity affiliated with Executive Chairman and Chief Executive Officer, Kevin Chin.

Overview

●	Complete retirement of US$28.8 million shareholder debt principal - 100% elimination of outstanding principal obligations to AWN
●	US$16.5 million retired via PIPE 2 participation - AWN participated in the US$50 million PIPE 2 transaction announced on 29 July 2026, demonstrating founder alignment with UK, EU and Nordic-based institutional investors, committing to a minimum lock-up period of 6 months. 165,000 convertible preference shares were issued to AWN in exchange for the cancellation of US$16.5 million of debt
●	US$12.3 million retired concurrently - the balance of the outstanding principal has been fully retired through payment in cash
●	Balance sheet strengthening - the retirement of the debt owed to AWN eliminates the associated interest expense and materially improves credit quality ahead of Nordic AI infrastructure platform buildout
●	Approval by independent board members - the transaction has been reviewed and approved by the Audit and Risk Committee of the Board, comprised solely of independent directors, under the Company’s Related Party Transactions Policy.

Following these transactions, VivoPower has no remaining principal balance outstanding under the historical AWN shareholder loan facility. Residual amounts, including any accrued interest, will be finalized and repaid in due course.

Historical Context

The AWN shareholder loan facility was originally established during the Company’s early public market period to support strategic development and working capital requirements. The facility has been referenced across prior disclosures by the Company, including in the Company’s Annual Report on Form 20-F filings and periodic Form 6-K disclosures with the U.S. Securities and Exchange Commission.

Related Party Transaction Disclosure

This transaction constitutes a related party transaction under applicable disclosure requirements, given the affiliation between AWN and Executive Chairman, Kevin Chin. The transaction has been:

●	Reviewed and approved by the Audit and Risk Committee of the Board of Directors of VivoPower, comprising independent directors only.
●	Structured with the PIPE 2 participation component priced on terms identical to those available to third-party institutional investors.

About VivoPower

Originally founded in 2014 and listed on Nasdaq since 2016, VivoPower is an award-winning B Corporation with data center and powered land infrastructure across Norway, Finland, and the United Arab Emirates. The Company’s mission is to be the independent, trusted partner for sovereign nations that develop and operate sustainable data center infrastructure, ensuring sovereign control over power, data, and national intelligence. In doing so, VivoPower helps sovereign nations bridge the gap between their energy assets and their AI ambitions by providing the Power-to-X infrastructure necessary to build and control their own domestic intelligence hubs.

About Arowana & Co

Arowana & Co. (“Arowana”) is an award-winning global B Corp-certified impact investment group founded by Kevin Chin, Executive Chairman and Chief Executive Officer of VivoPower PLC. AWN is an Australian-based investment holding company that is part of the broader Arowana group and was an original founding shareholder of VivoPower. Arowana has been a long-term supporter of VivoPower’s strategic development and its transition to a leading global developer of AI-ready digital infrastructure.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, use of proceeds, capital deployment timing, operational conversion milestones or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties, and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events, and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions, or otherwise.

No Solicitation or Offer

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities of VivoPower PLC in the United States or any other jurisdiction. Any securities issued in connection with the transactions described herein have been or will be issued pursuant to an applicable registration statement or an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended.

Contact

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